May 19, 2016

VIA E-Mail and EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management – Disclosure Review and Accounting Office

100 F Street NE
Washington DC 20549

Phone | 202.551.5166

E-mail: Larkin, Lisa N. larkinl@SEC.GOV

Attn: Ms. Lisa N. Larkin

Dear Ms. Larkin:

Re: RENN Fund, Inc. Preliminary Proxy Comments

1. Comment: Response letter must include the Tandy representations.

a.	Response:

The Fund respectfully advises the Staff that the Company acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As we discussed, this affects only our response to your comment and does not need to be included in the Proxy.

2.	Comment: Reference to the President's letter: Provide information as to why securities may be distributed rather than sold. For example, are the securities illiquid.

a.	Response:

The Fund, its Directors, and the Investment Adviser considered several factors in determining which securities may be distributed in kind. These factors included, but are not necessarily limited to: the belief that the securities are currently undervalued and therefore more beneficial to the shareholders than their sale would be; the disposition of such large blocks of stock would devalue the portfolio companies even further by lessening the trading price of the portfolio companies thereby decreasing the value of the Fund to the detriment of the shareholders.

As we discussed, this does not need to be included in the Proxy or the President’s letter.

3.	Comment: First verify that June 30, 2017, is the correct date for the ending of the Liquidation Period and explain why it is so far in the future.

a.	Response:

June 30, 2017, is the correct date, although we believe that the liquidation may be completed prior to that date. It may take an extensive length of time to dispose of the two portfolio holdings that are likely to be transferred into a Liquidating Trust.

4. Comment: Page 1 of Proxy (Solicitation of Proxies) Consider adding an estimate of cost of an outside solicitor, if practicable.

a.	Response:

At this time it is not possible to provide any meaningful estimate of the cost of an outside solicitor or even if one will be necessary. As we discussed, no change will be made to the proxy.

5.	Comment: Page 2 of Proxy under "Quorum Required." Verify that "Abstentions will not be treated as shares present for quorum purposes

a.	Response: The word "not" will be removed from the referenced sentence.

6.	Comment: Page 3 - chart footnote: If possible, provide addresses of the 13-D people.

a.	Response: The addresses of the parties to the Schedule 13D Amendment One are being added to footnote 3 to the chart.

7.	Comment: Page 6 under "Expenses" -- is it possible to provide estimate of the cost of liquidation?

a.	Response: At this time it would not be possible to include an estimate of the cost of the liquidation that would provide any meaningful information to shareholders.

As we discussed, no change will be made to the Proxy.

8.	Comment: Give assurance that, if and when a liquidating trust is formed that we will engage counsel skilled in such matters to ensure that all proper procedures are followed.

a.	Response: If and when the Fund determines that a Liquidating Trust or similar vehicle is necessary, it will obtain counsel skilled in the formation of such entities to ensure that all proper procedures are followed.

As we discussed, no change is required to the Proxy.

9.	Comment: Page 7, last sentence of first full paragraph "Trading; Cancellation of Shares; Surrender of Share Certificates." Please make the reason for some delay before shareholders receive the final distribution.

a.	Response: The final sentence to the referenced paragraph is being changed to "As a result of the process described earlier in this paragraph, there may be some delay before shareholders receive the final distribution.

10.	Comment: Schedule 14A, Item 9 requires that information about the CPA firm has to be included.

a.	Response: No Certified Public Accountant has been selected for 2016 because it is anticipated that the Fund will have completed its liquidation prior to the end of the year and therefore no audit for 2016 will be required. The firm BKD LLP, 14241 Dallas Parkway, Suite 1100, Dallas, TX 75254, was the auditor for the years ending December 31, 2015, 2014, and 2013. No conflicts between the Fund and the auditor occurred during those audits.

As we discussed, this information will be added to the proxy following the information about the issues being proposed for a vote. That would be following the information on page 12 of the Preliminary Proxy.

11.	Chart Page 9. Add a short parenthetical to explain the businesses of the companies in which Russell is a former director unless the name is clear as to the business type.

a.	Response: A short parenthetical description of the business of the companies in which Russell Cleveland is a former director is being added to the chart on Page 9.

As we discussed no description is necessary for AnchorFree since it is a portfolio company and the business of the company of which Mr. McCormick is a director has a name that adequately describes its business activities.

12.	Comment: Page 11, in the "Director Transactions with Affiliates" she just asked if there were any transactions to discuss.

a.	Response: No other transactions with affiliates have occurred. In 2009 Russell Cleveland received options to purchase 100,000 common shares of AnchorFree, Inc., at $0.3971 per share, as compensation for financial advisory services provided to AnchorFree, Inc. prior to Mr. Cleveland’s joining the board, and will expire three months after he ceases to be member of the board. In accordance with the existing agreement between the Fund and Mr. Cleveland, the Fund will receive 15,023 shares at no cost when the options are exercised. Mr. Cleveland disclaims any beneficial ownership in the Fund's portion. On January 2, 2016, Russell Cleveland exercised the options to purchase 15,023 shares of AnchorFree, Inc.

As we discussed, since this has been included in our Annual and Semi-Annual reports and since there are no further transactions with affiliates, no change will be made to the Proxy.

13.	Comment: Same section, Page 11. Remove the words "With the following exception" from the final sentence since no exception is given.

a.	Response: The words "With the following exception" are being removed from the final sentence in the section "Director Transactions with Affiliates."

14.	Comment: Rule 22b-16 (cross reference to Reg S-K 407 D(3)) requires that the Proxy contain a representation as follows: (3) (i) The audit committee must state whether: (A) The audit committee has reviewed and discussed the audited financial statements with management; (B) The audit committee has discussed with the independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), [1] as adopted by the Public Company Accounting Oversight Board in Rule 3200T; (C) The audit committee has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with the independent accountant the independent accountant's independence; and (D) Based on the review and discussions referred to in paragraphs (d)(3)(i)(A) through (d)(3)(i)(C) of this Item, the audit committee recommended to the board of directors that the audited financial statements be included in the company's annual report on Form 10-K (17 CFR 249.310) (or, for closed-end investment companies registered under the Investment Company Act of 1940 (15 U.S.C. 80a-1 et seq.), the annual report to shareholders required by section 30(e) of the Investment Company Act of 1940 (15 U.S.C. 80a-29(e)) and Rule 30d-1 (17 CFR 270.30d-1) thereunder) for the last fiscal year for filing with the Commission.
a.	Response: The following sentence is being added at the end of the first full paragraph at the top of page 12 in the Preliminary Proxy: "The Audit Committee has complied with the duties listed in the Audit Committee Charter included as Exhibit B herein."

15. Comment: Rule 22A-3(i) requires the disclosure of the Fund's underwriter and administrator.

a.	Response: The Fund has neither an underwriter nor an administrator.

As we discussed, no change is necessary to the Proxy.

Sincerely,

RENN Fund, Inc.

/s/ Russell Cleveland

President, CEO, and CFO